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17009031

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2017
15 REGISTRATIONS BRANCH

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SEC FILE NUMBER
~~8-50527~~

8-44398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Pacific Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Kalmus Drive, Suite H8
(No. and Street)

Costa Mesa (City) California (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Swoish (714) 619-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson,CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Dave Swoish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Pacific Securities, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Dave Swoish
Signature

C.E.O.
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ *Signature of Document Signer No. 1*

______________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 2nd day of February, 2017, by
Date *Month* *Year*
(1) David Swoish
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PAM BRASHIER-BROWN
Commission # 2133501
Notary Public - California
Orange County
My Comm. Expires Dec 9, 2019

Signature Pam Brashier-Brown
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document United States Securities and
Title or Type of Document: Exchange Commission **Document Date:** 12-31-16
Number of Pages: 2 **Signer(s) Other Than Named Above:** NONE

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Great Pacific Securities' financial statements. The supplemental information is the responsibility of Great Pacific Securities' management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

GREAT PACIFIC SECURITIES

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and Cash Equivalents	$	43,358
Accounts Receivable		1,920
Due from Clearing Firm		1,423,759
Secured Demand Notes		4,100,000
Other Assets		13,636
Total Assets	$	5,582,673

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	128,667
Payroll Tax Payable		145,156
Accrued Commissions and Salaries		200,624
Other Accrued Expenses		42,537
Subordinated Borrowings (Note 5)		4,100,000
Total Liabilities	$	4,616,984

STOCKHOLDERS' EQUITY

Common stock, 1,000,000 shares authorized, no par value, 890,000 shares issued and outstanding at stated value of $0.02 per share	$	17,801
Additional Paid in Capital		2,260
Retained Earnings		945,628
Total Stockholders' Equity	$	965,689
Total Liabilities and Stockholders' Equity	$	5,582,673

GREAT PACIFIC SECURITIES

Statement of Income
For the Year Ended December 31, 2016

REVENUES (Note 2)		
Principal Transactions	$	6,050,405
Commissions		701,226
Options		28,916
Interest Income		4,275
Underwriting		1,644,833
Total Revenues	$	8,429,655
EXPENSES		
Clearing Charges	$	171,810
Commissions		3,013,986
Insurance		90,003
Employee Compensation and Benefits		3,542,517
Interest		227,681
Legal and Professional Fees		116,397
Occupancy (Note 8)		90,000
Pension Plan		377,172
Quotation		229,610
Travel and Entertainment		22,699
Other Operating Expenses		518,603
Total Expenses	$	8,400,478
NET INCOME BEFORE INCOME TAX EXPENSE	$	29,177
LESS: INCOME TAX EXPENSE (Note 6)		800
NET INCOME	$	28,377

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance, January 1, 2016	$17,801	$ 29,260	$ 917,251	$ 964,312
Dividends		(27,000)		
Net income			28,377	28,377
Ending balance, December 31, 2016	$17,801	$ 2,260	$ 945,628	$ 965,689

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Subordinated Borrowings
For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	2,100,000
Increases:	
Issuance of subordinated notes with rollover provision	2,000,000
Decreases:	-
Subordinated borrowings, December 31, 2016	4,100,000

Note 1: NATURE OF BUSINESS

Great Pacific Securities (the "Company") was incorporated in the State of California under Subchapter S and is certified as a Minority Business Enterprise ("MBE"). The Company is registered with the Securities and Exchange Commission ("SEC") as of April 8, 1993, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). All the common stock of the Company is owned by Swoish Family Trust and Christopher Vinck.

The Company conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. Trades are cleared on a fully disclosed basis through Broadcort Capital Corporation, a division of Merrill Lynch/Bank of America.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Revenue Recognition

Trades are recorded on a trade date basis with related commissions income and expenses also recorded on a trade date basis.

Management estimates that 20% of the revenues were generated in the state of California.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. On December 31, 2016, the Company's net capital of $5,050,133 exceeded the minimum net capital requirement of $100,000 by $4,950,133, and the Company's ratio of aggregate indebtedness of $516,984 to net capital was 0.10:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2016, the Company's pension expense was $377,172.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2016, the Company had two subordinated notes of $2,050,000 each, bearing interest of 10% per annum with a maturity date of November 30, 2019. The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule.

Note 6: INCOME TAXES

The Company and its stockholders have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

For the year ended December 31, 2016, the components of the income tax expense are as follows:

State income tax expense	$ 800

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2016.

Note 8: LEASE OBLIGATIONS

The Company leases offices facilities under a 10-year operating lease that expires on August 31, 2024. The monthly lease payment is $7,500. Future lease payments are as follows:

Year	Amount
2017	90,000
2018	90,000
2019	90,000
2020	90,000
2021	90,000
2022	90,000
2023	90,000
2024	60,000

Note 9: SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 23, 2017, and determined that there were no subsequent events to record or disclose.

GREAT PACIFIC SECURITIES

Schedule I
Statement of Net Capital
December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Stockholders' Equity, December 31, 2016	$ 965,689	$ 965,689	-
Add: Non allowable liabilities			
Subordinated Borrowings	4,100,000	4,100,000	-
Less: Non allowable assets			
Accounts Receivable	(1,920)	(1,920)	-
Other Assets	(13,636)	(13,636)	-
Tentative net capital	$ 5,050,133	$ 5,050,133	-
Haircuts:	-	-	-
NET CAPITAL	$ 5,050,133	$ 5,050,133	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 4,950,133	$ 4,950,133	-
Aggregate indebtedness	$ 516,984	$ 516,984	-
Ratio of aggregate indebtedness to net capital	0.10:1	0.10:1	-

There were no noted differences between the audit and focus filed at December 31, 2016.

GREAT PACIFIC SECURITIES

December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Great Pacific Securities

Assertions Regarding Exemption Provisions

We, as members of management of Great Pacific Securities ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Great Pacific Securities

By:

CEO

(Name and Title)

Feb 2, 2017

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Great Pacific Securities Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Great Pacific Securities stated that Great Pacific Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017

GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

GREAT PACIFIC SECURITIES

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